EXHIBIT 12
KEYCORP
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)
(unaudited)

	Year ended December 31,
	2007		2006		2005		2004		2003
Computation of Earnings
Net income	$919		$1,055		$1,129		$954		$903
Add: Provision for income taxes	280		450		436		405		320
Less: (Loss) income from discontinued operations, net of taxes	(22)		(143)		39		47		31
Less: Cumulative effect of accounting changes, net of taxes	—		5		—		—		—

Income before income taxes and cumulative effect of accounting changes	1,221		1,643		1,526		1,312		1,192
Fixed charges, excluding interest on deposits	1,060		1,023		790		497		492

Total earnings for computation, excluding interest on deposits	2,281		2,666		2,316		1,809		1,684
Interest on deposits	1,845		1,576		976		640		703

Total earnings for computation, including interest on deposits	$4,126		$4,242		$3,292		$2,449		$2,387

Computation of Fixed Charges
Net rental expense	$108		$123		$150		$126		$127

Portion of net rental expense deemed representative of interest	$30		$34		$39		$31		$30
Interest on short-term borrowed funds	312		201		153		64		110
Interest on long-term debt	718		788		598		402		352

Total fixed charges, excluding interest on deposits	1,060		1,023		790		497		492
Interest on deposits	1,845		1,576		976		640		703

Total fixed charges, including interest on deposits	$2,905		$2,599		$1,766		$1,137		$1,195

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	—		—		—		—		—
Total fixed charges, excluding interest on deposits	$1,060		$1,023		$790		$497		$492

Combined fixed charges and preferred stock dividends, excluding interest on deposits	1,060		1,023		790		497		492
Interest on deposits	1,845		1,576		976		640		703

Combined fixed charges and preferred stock dividends, including interest on deposits	$2,905		$2,599		$1,766		$1,137		$1,195

Ratio of Earnings to Fixed Charges
Excluding deposit interest	2.15	x	2.61	x	2.93	x	3.64	x	3.42	x
Including deposit interest	1.42	x	1.63	x	1.86	x	2.15	x	2.00	x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	2.15	x	2.61	x	2.93	x	3.64	x	3.42	x
Including deposit interest	1.42	x	1.63	x	1.86	x	2.15	x	2.00	x